

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Michael R. Egeck
Chief Executive Officer
Leslie's, Inc.
2005 East Indian School Road
Phoenix, Arizona 85016

> **Re: Leslie's, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 27, 2020**
> **CIK No. 0001821806**

Dear Mr. Egeck:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 27, 2020

Our Competitive Strengths
"Direct relationships with more than 11 million . . .", page 8

1.   Please define "active consumers," "existing consumers," and "lapsed residential customers." In doing so, please provide context for your disclosures throughout your prospectus that you have 11 million consumers and 5.5 million residential consumers.

Our Growth Strategies
Grow additional share in the professional market, page 11

2.   Expand this discussion to elaborate upon what your new store opening plan might be in the near term, specifically with respect to the PRO locations, given your statement that

pool care professionals "spend more than 25x more than residential consumers."

Risk Factors

Risks Related to Our Business

"We are subject to risks associated with leasing retail space . . .", page 22

3.   We note your disclosure that "[i]f an existing or new location is not profitable, and [you] decide to close it, as [you] have done in the past and may do in the future, [you] may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term." Please disclose the extent to which you are currently liable for lease payments for closed locations, and, if applicable, when you expect any continued obligations to terminate.

Risks Related to our Indebtedness

"Restrictive covenants in the agreements governing . . .", page 31

4.   Please quantify the "significant portion of [y]our assets" that you have pledged as collateral to secure your Credit Facilities.

Risks Related to this Offering and Ownership of Common Stock

"Your ability to influence corporate matters may be limited . . .", page 37

5.   You disclose that your officers, directors, and principal stockholders will have significant control over all matters requiring stockholder approval, and that these officers, directors, and principal shareholders may have interests that are different from other shareholders. In an appropriate place in your filing, please briefly describe these conflicting interests, if currently known.

Use of Proceeds, page 43

6.   We note your disclosure that you currently intend to use proceeds to "repay in full the entire outstanding amount under [y]our Senior Unsecured Notes, which was $390.0 million as of June 27, 2020;" and "to repay a portion of [y]our Term Loan, which had $815.3 million outstanding as of June 27, 2020." In this section, please set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

7.   Your presentation of Adjusted Free Cash Flow appears to be a non-GAAP liquidity measure. Please present the three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented or tell us why you believe such disclosure is not

required. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

8.   When discussing sales, please ensure you discuss revenue fluctuations due to changes in the volume of product versus services. In this regard, gross profit and margin should also be analyzed between sales of tangible products versus services. We may have further comment.

Nine Months Ended June 27, 2020 Compared to Nine Months Ended June 29, 2019, page 58

9.   We note your disclosure that the increase in sales for the nine months ended June 27, 2020 was driven by an increase in consumer demand across all product categories due to higher use of residential pools and spas. Considering your disclosure elsewhere that there has been a significant increase in demand in your industry due to accelerated secular trends in consumer behavior related to COVID-19, please explicitly disclose whether the increase in consumer demand for your products was related to COVID-19, and whether you expect the demand to remain the same or increase in future periods. Make conforming changes throughout your discussion of results of operations, where COVID-19 contributed to changes in line items, as applicable.

Selling, General and Administrative Expenses, page 58

10.   We note your disclosure that "[t]he increase in SG&A was primarily driven by increased costs related to higher sales volume, higher compensation expenses, COVID-19 related costs, expenses related to strategic consolidations of certain locations, e-commerce marketplace fees, and investments in general and administrative infrastructure to support continued growth." Please amend your disclosure to quantify the amount of the increase in SG&A attributable to each of the listed factors. Make conforming changes throughout your results of operations discussion where you list multiple factors contributing to changes in line items.

Contractual Obligations, page 63

11.   We note your disclosure that "[t]here have been no material changes from the information included in Item 8 of this Form S-1 below." However, Item 8 of Form S-1 relates to your Plan of Distribution, and not to your known contractual obligations. Therefore, please amend your disclosure to provide the information required by Item 303(a)(5) of Regulation S-K.

Business
Our Company, page 67

12.   We note your disclosure that "[you] command a market-leading share of nearly 15% of residential aftermarket product spend, [y]our physical network is larger than the sum of [y]our twenty largest competitors, and [y]our digital market share is estimated to be greater than five times as large as that of [y]our largest digital competitor." Please clarify

how you measure the size of your physical network, and how you calculate the "sum" of your twenty largest competitors. Also, to provide context for investors, please quantify your digital market share.

13. You disclose that "[you] offer an extensive assortment of professional-grade products, the majority of which are exclusive to Leslie's, as well as certified installation and repair services, all of which are essential to the ongoing maintenance of pools and spas." In an appropriate place in your filing, please disclose the percentage of your revenue attributable to sales of products and fees from services, respectively. As a related matter, please disclose how you typically charge fees for your on-site evaluations, installation, and repair services.

14. Please tell us whether you commissioned the research conducted by P.K. Data. If so, please file the consent required by Rule 436 and Section 7 of the Securities Act.

15. We note your graphic on page 69, which shows your historical sales beginning in 2001, and through "LTM," which you define as the "last twelve months and refers to the four-quarter period ended June 27, 2020." Considering that the LTM period includes the fourth quarter of your fiscal 2019, and all the other periods shown include results for full fiscal years, it does not appear that this period is comparable to the other periods in your graphic. Therefore, please tell us why you believe it is appropriate to compare LTM to prior fiscal years. Alternatively, please update this amount once the 2020 historical sales information is available. Make conforming changes to your filing, including to your prospectus summary.

Leslie's Evolution in the Digital World
Digital Network, page 70

16. You disclose that "[o]ur complementary platform of branded proprietary e-commerce websites and marketplace storefronts allows us to seamlessly serve the needs of all digital consumers through curated pricing and targeted merchandising strategies." However, in your risk factor on page 20, you disclose that "[you] sell [y]our products through online marketplaces and online retailers and are subject to their terms of service and their various other policies." Please clarify the extent to which you sell products on your own platform or marketplace versus through third party marketplaces.

Our Growth Strategies, page 76

17. We note your disclosure that "[y]our consumer retention metrics have historically been strong." Please quantify your historical retention metrics for the periods presented and describe how you measure and define "retention," including the relevant time period(s) by which you measure retention.

Our Marketing Strategy, page 81

18. We note your disclosure that "[you] have the highest aided and unaided awareness in the

aftermarket pool and spa care industry, which as of August 2020, was 3.5x the unaided awareness of the next closest specialty competitor." Please clarify how you measure "aided and unaided awareness," and provide support for your statement that you have the highest of both in the aftermarket pool and spa care industry and 3.5x the unaided awareness of the next closest specialty competitor.

Government Regulation, page 86

19.   Please provide more detail regarding the effect of the government regulations described in this section on your business and operations.

Certain Relationships and Related Party Transactions, page 111

20.   Please file your management services agreement as an exhibit to your filing. See Item 601(b)(10) of Regulation S-K.

Consolidated Statements of Operations, page F-3

21.   We note sales and cost of merchandise and services sold as stated on pages F-3 and F-18 includes sales of tangible products and services. Please note 5-03.1 of Regulation S-X requires separate presentation of revenues and costs associated with products versus services. Please revise or advise.

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Shipping and Handling Costs, page F-27

22.   Please disclose the amount of shipping and handling costs recorded as cost of merchandise and service sold for all periods presented. Refer to ASC 605-45-50-2.

 You may contact Suying Li at (202) 551-3335 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian O. Nagler